Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Grant Park Fund July 2011 Update

August 17, 2011

Supplement dated August 17, 2011 to Prospectus dated April 29, 2011
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	3.0%	-5.0%	$57.5M	$1,413.87
B	3.0%	-5.4%	$560.4M	$1,202.43
Legacy 1	3.2%	-3.8%	$6.3M	$986.36
Legacy 2	3.2%	-4.0%	$16.2M	$979.16
Global 1	3.1%	-4.7%	$13.7M	$938.13
Global 2	3.1%	-4.9%	$25.6M	$930.47
Global 3	2.9%	-5.9%	$223.6M	$890.25

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies: The U.S. dollar slipped against major currencies as investor confidence fell while Congress failed to reach an agreement on a new U.S. debt ceiling. Investors sought non-U.S. assets, a move that benefitted safe-haven currencies, including the Japanese yen and Swiss franc. The euro fell when Portuguese debt was reclassified to “junk” status. Also pushing the euro lower were fears the recent financial instability in the Eurozone was beginning to affect larger European nations. The Australian dollar posted gains as investors believed recent jumps in inflation would prompt the Reserve Bank of Australia to raise interest rates sooner than expected.

Energy: Despite heavy volatility throughout the month, the crude oil markets were able to hold on to early-month gains and finish July slightly positive. The crude oil market was driven by reports of strong U.S. manufacturing data and decreases in U.S. stockpiles. Natural gas markets fell over 5% on weak industrial demand forecasts and cool temperatures at month-end.

Equities: European equity markets generally fell as investors feared that recent financial instability could begin to affect the economies of larger nations, including Spain and Italy. In the U.S., equity prices moved lower because of the failed debt-ceiling negotiations. Japanese share prices finished with modest gains stemming from bullish manufacturing data.

Fixed Income: U.S. fixed-income markets posted strong gains in July as uncertainty regarding the overall global economic outlook prevailed. Weak economic data, ailing European nations, and U.S. debt-ceiling concerns all played a role in driving demand for safe-haven assets higher. The German Bund picked up additional gains as some fixed-income investors shifted their focus outside of the U.S.

Grains/Foods: U.S. grains markets finished last month higher as a combination of heat waves and dry weather threatened domestic supplies. Reports of elevated demand from biofuel and livestock producers added to profits in the grains and foods markets. Sugar prices also moved higher due to reports showing weaker-than-expected sugar production from Brazil, the world’s largest sugar exporter.

Metals: Gold and silver markets moved more than 8% and 15%, respectively, as investors sought safe-haven assets due to a number of global economic concerns. Ongoing fears regarding the financial stability of the Eurozone economy and uncertainty surrounding the inability of lawmakers to pass a plan to establish a new U.S. debt ceiling were among the critical factors that influenced the markets. In the base metals markets, copper markets rose because of improved Chinese import data and a work stoppage at a key Chilean copper production facility.

Sincerely,

David Kavanagh

President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement

(Prepared from books without audit)

For the month ended July 31, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$1,852,080	-$4,199,993
Change In Unrealized Income (Loss)	35,042,413	-2,569,459
Brokerage Commission	-227,382	-1,670,307
Exchange, Clearing Fee and NFA Charges	-110,335	-979,261
Other Trading Costs	-800,826	-5,127,348
Change in Accrued Commission	-10,980	14,128
Net Trading Income (Loss)	32,040,810	-14,532,240

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$99,891	$1,509,218
Interest, Other	53,323	473,120
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	72,393
Total Income (Loss)	32,194,024	-12,477,509

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	1,000,600	2,763,636
Operating Expenses	191,587	1,329,929
Organization and Offering Expenses	220,035	1,522,835
Brokerage Expenses	4,473,527	31,524,707
Dividend Expenses	0	159,212
Total Expenses	5,885,749	37,300,319

Net Income (Loss)	$26,308,275	-$49,777,828

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$858,757,856	$891,912,771
Additions	27,866,110	118,461,939
Net Income (Loss)	26,308,275	-49,777,828
Redemptions	-9,665,708	-57,330,349
Balance at JULY 31, 2011	$903,266,533	$903,266,533

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,413.865	40,651.37003	$57,475,554	3.02%	-5.02%
B	$1,202.428	466,036.60699	$560,375,462	2.96%	-5.38%
Legacy 1	$986.363	6,343.88026	$6,257,368	3.23%	-3.76%
Legacy 2	$979.155	16,593.15557	$16,247,278	3.18%	-3.98%
Global 1	$938.125	14,596.96731	$13,693,774	3.09%	-4.70%
Global 2	$930.474	27,490.91370	$25,579,594	3.07%	-4.86%
Global 3	$890.248	251,208.09598	$223,637,502	2.92%	-5.90%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President For Dearborn Capital Management, LLC General Partner of Grant Park Futures Fund, Limited Partnership